

December 15, 2011

Via E-mail
Kenneth R. Aubrey
President and Chief Executive Officer
Image Sensing Systems, Inc.
500 Spruce Tree Centre
1600 University Avenue West,
St. Paul, MN 55104

> **Re:** **Image Sensing Systems, Inc.**
> **Form 10-K**
> **Filed March 24, 2011**
> **File No. 000-26056**

Dear Mr. Aubrey:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Amanda Ravitz

     Amanda Ravitz
     Assistant Director